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                                                                                   Exhibit 12(e)

                           Entergy New Orleans, Inc.
              Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                               1993      1994     1995     1996      1997      1998

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Fixed charges, as defined:
  Total Interest                                               $21,092  $18,272  $17,802   $16,304  $15,287    $14,792
  Interest applicable to rentals                                   544    1,245      916       831      911      1,045
                                                              --------------------------------------------------------

Total fixed charges, as defined                                 21,636   19,517   18,718    17,135   16,198     15,837

Preferred dividends, as defined (a)                              2,952    2,071    1,964     1,549    1,723      1,566
                                                              --------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $24,588  $21,588  $20,682   $18,684  $17,921    $17,403
                                                               =======================================================

Earnings as defined:

  Net Income                                                   $47,709  $13,211  $34,386   $26,776  $15,451    $15,172
  Add:
    Provision for income taxes:
     Total                                                      31,938    4,600   20,467    16,216   12,142     10,042
    Fixed charges as above                                      21,636   19,517   18,718    17,135   16,198     15,837
                                                              --------------------------------------------------------
Total earnings, as defined                                    $101,283  $37,328  $73,571   $60,127  $43,791    $41,051
                                                              ========================================================

Ratio of earnings to fixed charges, as defined                    4.68     1.91     3.93      3.51     2.70       2.59
                                                              ========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  4.12     1.73     3.56      3.22     2.44       2.36
                                                              ========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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